BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Two Embarcadero Center, 28th Floor San Francisco, California 94111-3823 TELEPHONE (415) 984-8700 FACSIMILE (415) 984-8701 www.omm.com	NEW YORK SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

May 10, 2010

VIA EDGAR AND FEDERAL EXPRESS

Ms. Kathryn McHale
Attorney Advisor
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, D.C. 20549

Re:	IMH Financial Corporation
IMH Secured Loan Fund, LLC
Amendment No. 8 to Registration Statement on Form S-4
Filed May 6, 2010
File Nos. 333-164087 and 333-164087-01

Dear Ms. McHale:

On behalf of IMH Financial Corporation (“IMH”) and IMH Secured Loan Fund, LLC (the “Fund” and, together with IMH, the “Company”), this letter provides the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 7, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-4 (the “S-4”).  For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment.  Where appropriate, we have indicated the page number of the revised disclosure in Amendment No. 9 to the S-4.

Amendment No. 8 to Registration Statement on Form S-4

General

1.	We note the reference to Annex G in the table of contents. We are unable to locate Annex G in your filing. Please revise or advise.

Response:

The Company has attached Annex G in response to the Staff’s comment.

Ms. Kathryn McHale, May 10, 2010 - Page 2

Risk Factors, page 46

Following the consummation of the Conversion Transactions…, page 52

2.
You state that after the Conversion Transactions it is possible that broker-dealers could argue that they should continue to be entitled to compensation of some kind pursuant to the selling agreements. Please revise to disclose the risks related to this position. In particular, please discuss the position the company intends to take in response and the specific risks to holders of your securities if the broker-dealers do assert this position.

Response:

The Company has revised page 53 of the S-4 in response to the Staff’s comment.

3.
It appears, by the terms of the revised selling agreements, that the Manager has the power to terminate the selling agreements at any time with written notice. Please explain with a view toward revised disclosure why the Manager has not chosen to terminate the revised selling agreements and eliminate some of the risk contemplated by this risk factor.

Response:

The Company has revised page 53 of the S-4 in response to the Staff’s comment.  The Company supplementally informs the Staff that the Manager may terminate the selling agreements at any time, but the commissions payable for investments placed prior to such termination will survive termination of the agreement.   The Company has not entered into any agreements, arrangements or understandings to terminate the selling agreement or any commission obligations thereunder because the Manager believes the relationships with broker dealers established through these selling agreements are useful to the business of the Manager whether or not the Conversion Transactions are consummated.

4.
We note the use of the word “we” in this risk factor; however, throughout the prospectus you use the term “we” to apply to the Manager, the future managers of IMH and IMH Financial Corporation. Please define the term “we” for investors and revise your disclosure to be consistent.

Response:

The Company informs the staff that the terms “we” and “our” are defined on page 1, 20, and 154 of the S-4, and as used throughout the S-4 the terms refer to the Fund prior to the Conversion Transactions and IMH Financial Corporation following the consummation of the Conversion Transactions.  In response to this comment, the Company has, however, reviewed the use of “we” and “our” throughout the document, making additional clarifying changes throughout the document in response to this comment.

Ms. Kathryn McHale, May 10, 2010 - Page 3
Annex F, page F-1

5.	We note the disclosure in the last paragraph of the fairness opinion. We also note your response on March 17, 2010 to comment 50 in our letter dated March 5, 2010. Please revise or advise.

Response:

The fairness opinion has been revised in response to the Staff’s comment.

6.
Please tell us if this is the final version of the fairness opinion. We note, in that regard, that the opinion is signed. We also note, however, that it is labeled a “Form of Opinion”. Please confirm that you intend to include the final version of the fairness opinion prior to effectiveness or explain why you are unable to do so.

Response:

The Company has revised page F-2 of the S-4 and included the final version of the fairness opinion in response to the Staff’s comment.

Exhibit 5.1

7.
We note the assumptions contained in the second sentence of the first full paragraph on page 2 and the last sentence in the last paragraph on page 2. These assumptions are inappropriate. Please revise accordingly.

Response:

The Company has revised Exhibit 5.1 in response to the Staff’s comment.

Exhibits 10.6 and 10.7

8.
We note that you have omitted certain information in these exhibits, To the extent that you intend to request confidential treatment for the omitted information, please file an application for confidential treatment in accordance with Securities Act Rule 406. Please also refer to Staff Legal Bulletin No. 1 regarding confidential treatment requests.

Response:

The Company previously submitted an application for confidential treatment pursuant to Rule 83, but has filed an application for confidential treatment pursuant to Rule 406 in response to the Staff’s request.

* * *

Ms. Kathryn McHale, May 10, 2010 - Page 4

The Company has authorized us to advise the Staff that it hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For the Staff’s convenience, we will arrange for you to receive separately a copy of Amendment No. 9 to the S-4 that is marked to show cumulative changes from the version that was filed on May 6, 2010.

The Company appreciates the Staff’s comments and request that the Staff contact the undersigned via telephone at (415) 984-8833, or via facsimile at (415) 984-8701, or via e-mail at phealy@omm.com with any questions or comments regarding this letter.

Thank you.

Sincerely,

/s/ Peter T. Healy

Peter T. Healy
of O’MELVENY & MYERS LLP

cc:	Brittany Ebbertt Kevin Vaughn Justin Dobbie